Exhibit 99.1

WORK MEDICAL TECHNOLOGY GROUP LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for otherwise noted)

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,995,767	$6,557,605
Cash deposited in escrow account	400,000	400,000
Accounts receivable, net	876,674	1,648,797
Inventories, net	2,975,922	3,183,951
Amounts due from related parties	1,377,242	2,707,136
Advance to suppliers	8,853,050	4,697,029
Loans to third parties	4,886,566	942,630
Prepaid expenses and other current assets, net	213,994	690,072
Total current assets	21,579,215	20,827,220

Non-current assets:
Property, plant and equipment, net	10,828,725	11,372,485
Intangible assets, net	975,622	1,044,062
Right-of-use assets	26,080	-
Deferred tax assets, net	205,882	112,916
Advance to suppliers for equipment	1,097,540	2,893,880
Total non-current assets	13,133,849	15,423,343
TOTAL ASSETS	$34,713,064	$36,250,563

Liabilities
Current liabilities:
Short-term bank borrowings	$12,884,645	$13,323,643
Accounts payable	1,467,998	1,497,152
Deferred revenue	1,166,530	625,326
Amount due to related parties	141,872	1,217,442
Accrued expenses and other liabilities	2,815,285	3,007,901
Lease liabilities, current	5,335	-
Income tax payable	497,228	508,726
Total current liabilities	18,978,893	20,180,190

Lease liabilities, non-current	17,205	-
Total non-current liabilities	17,205	-
TOTAL LIABILITIES	$18,996,098	$20,180,190

COMMITMENTS AND CONTINGENCIES (Note 16)

Shareholders’ equity
Ordinary shares (par value of $0.0005 per share, 100,000,000 shares authorized and 14,591,942 shares issued and outstanding as of September 30, 2024)	$-	$7,296
Class A ordinary shares (par value of $0.0005 per share, 400,000,000 shares authorized and 14,591,942 shares issued and outstanding as of March 31, 2025)	7,296	-
Class B ordinary shares (par value of $0.0005 per share, 100,000,000 shares authorized and nil shares issued and outstanding as of March 31, 2025)	-	-
Subscription receivable	(6,250)	(6,250)
Additional paid-in capital	6,617,596	6,617,596
Statutory reserve	899,731	899,731
Retained earnings	6,089,174	6,076,018
Accumulated other comprehensive loss	(659,984)	(408,465)
Total shareholders’ equity	12,947,563	13,185,926
Non-controlling interests	2,769,403	2,884,447
Total equity	15,716,966	16,070,373
TOTAL LIABILITIES AND EQUITY	$34,713,064	$36,250,563

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars, except for otherwise noted)

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Net revenue from third parties	$4,505,693	$5,075,986
Net revenue from related parties	37,892	233,109
Cost of revenue from third parties	(2,957,449)	(3,626,521)
Cost of revenue from related parties	(23,839)	(139,595)
Gross profit	1,562,297	1,542,979

Operating expenses:
Selling expenses	(1,004,786)	(1,094,833)
General and administrative expenses	(1,870,797)	(777,056)
Research and development expenses	(253,082)	(178,783)
Total operating expenses	(3,128,665)	(2,050,672)

Other income(expense):
Interest income	4,548	1,206
Interest expense	(286,827)	(253,691)
Government subsidies	1,536,455	345,245
Other income, net	191,016	669,837
Total other income	1,445,192	762,597

(Loss) income before income tax expense	(121,176)	254,904
Income tax benefit (expense)	91,751	(20,050)
Net (loss) income	$(29,425)	$234,854

Net (loss) income attributable to non-controlling interest	(42,581)	8,329
Net income attributable to ordinary shareholders	$13,156	$226,525
Other comprehensive (loss) income:
Foreign currency translation adjustment	(323,982)	114,727
Total comprehensive (loss) income	(353,407)	349,581

Total comprehensive (loss) income attributable to non-controlling interests	(115,044)	11,491
Total comprehensive (loss) income attributable to holders of ordinary shares	$(238,363)	$338,090

Weighted average number of ordinary shares
Basic and Diluted	14,591,942	12,500,000
Basic and diluted earnings per ordinary share	0.01	0.02

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED MARCH 31, 2024 AND 2025

(In U.S. dollars, except for share and per share data, or otherwise noted)

							Accumulated
				Additional			other	Total	Non-
	Ordinary Shares		Subscription	paid-in	Statutory	Retained	comprehensive	shareholder’s	controlling	Total
	Share	Amount	receivable	capital	reserves	earnings	loss	equity	interest	equity
Balance as of September 30, 2023	12,500,000	$6,250	$(6,250)	$85,012	$887,482	$9,580,585	$(676,828)	$9,876,251	$1,109,664	$10,985,915
Net income	-	-	-	-	-	226,525	-	226,525	8,329	234,854
Foreign currency translation adjustment	-	-	-	-	-	-	111,565	111,565	3,162	114,727
Balance as of March 31, 2024 (unaudited)	12,500,000	$6,250	$(6,250)	$85,012	$887,482	$9,807,110	$(565,263)	$10,214,341	$1,121,155	$11,335,496

											Accumulated
			Class A		Class B			Additional			other	Total	Non-
	Ordinary Shares		Ordinary Shares		Ordinary Shares		Subscription	paid-in	Statutory	Retained	comprehensive	shareholder’s	controlling	Total
	Share	Amount	Share	Amount	Share	Amount	receivable	capital	reserves	earnings	loss	equity	interest	equity
Balance as of September 30, 2024	14,591,942	7,296	-	-	-	-	(6,250)	6,617,596	899,731	6,076,018	(408,465)	13,185,926	2,884,447	16,070,373
Re-designation of authorized ordinary shares	(14,591,942)	(7,296)	14,591,942	7,296	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	13,156	-	13,156	(42,581)	(29,425)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(251,519)	(251,519)	(72,463)	(323,982)
Balance as of March 31, 2025 (unaudited)	-	-	14,591,942	7,296	-	-	(6,250)	6,617,596	899,731	6,089,174	(659,984)	12,947,563	2,769,403	15,716,966

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(2,797,030)	$(1,264,684)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(238,680)	(28,783)
Proceed from disposal of property, plant and equipment	467,168	-
Purchases of other non-current assets	-	(5,828,153)
Loans to related parties	(983,941)	-
Repayments from related parties	2,518,170	-
Net cash provided by (used in) investing activities	1,762,717	(5,856,936)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	5,808,486	6,244,449
Repayments of short-term borrowings	(5,808,486)	(1,110,124)
Loans to related parties	-	(2,985,963)
Repayments from related parties	-	5,773,020
Proceeds from interest-free loans from related parties	-	425,669
Repayments of interest-free loans to related parties	-	(425,318)
Repayments of interest-free loans to third parties	-	(624,647)
Repayments from interest-free loans to third parties	221,898	466,699
Payment of offering cost	-	(1,256,961)
Loans from a related party	380,863	-
Repayments of loans from a related party	(364,329)	-
Repayments of interest-bearing loans to third parties	(5,200,000)	(2,636,545)
Repayments of interest-bearing loans from third parties	1,434,884	2,686,425
Net cash (used in) provided by financing activities	(3,526,684)	6,556,704

Effect of exchange rate changes	(841)	8,272

Net decrease in cash and cash equivalents	(4,561,838)	(556,644)
Cash, cash equivalents, at the beginning of the period	6,557,605	1,637,283
Cash, cash equivalents, at the end of the period	$1,995,767	$1,080,639

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	8,082	624
Interest paid	271,878	253,691

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION:
Right-of-use assets obtained in exchange for new operating lease liabilities	28,375	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

WORK Medical Technology Group LTD (the “Company,” “Work Cayman,” or “WORK”) was incorporated under the law of the Cayman Islands on March 1, 2022 as an exempted company with limited liability. The Company, together with its subsidiaries (collectively, the “Group”), is engaged in manufacturing and selling medical consumables through its subsidiaries in the People’s Republic of China (the “PRC” or “China”). The Company’s shares began trading on the Nasdaq Capital Market under the ticker symbol “WOK” on August 23, 2024. On August 26, 2024, the Company completed its initial public offering of 2,000,000 ordinary shares at a price of $4.00 per share (the “IPO”). On August 28, 2024, the underwriter for the IPO exercised its over-allotment option, in part, to purchase an additional 91,942 ordinary shares at a price of $4.00.

History of the Group and Reorganization

The Company conducts its operations through its PRC subsidiary Hangzhou Shanyou Medical Equipment Co., Ltd. (“Hangzhou Shanyou”) and its subsidiaries.

In preparation for its IPO, the Group completed a reorganization on May 6, 2022 (the “Reorganization”), which involved the following steps:

●	on November 10, 2021, Work (Hangzhou) Medical Treatment Technology Co., Ltd. (“Work Hangzhou”) was established by Baiming Yu and his spouse, Liwei Zhang, who were the ultimate shareholders of Work Hangzhou;

●	on January 17, 2022, Hangzhou Shanyou newly issued 95% of equity interest to Work Hangzhou. The remaining shareholders of Hangzhou Shanyou are Baiming Yu, with 3.35% of equity interest, and Liwei Zhang, with 1.65% of equity interest;

●	on March 1, 2022, Work Cayman was incorporated and (indirectly) issued ordinary shares at par value $1.00 per share to certain founding shareholders. Baiming Yu (“LWY GROUP LTD”) and Liwei Zhang (“ZLW GROUP LTD”), who, following transfer of the initial one subscriber share from Tricor Services (Cayman Islands) Limited to LWY GROUP LTD, indirectly held a 50% and 5% equity interest of Work Cayman, respectively. Certain third parties, as strategic investors, acquired 45% equity shares of the PRC subsidiaries at fair value from Baiming Yu and Liwei Zhang. In exchange, Work Cayman issued the remainder of its 45% ordinary shares at par value $1.00 per share to these strategic investors on the day of its incorporation.

●	on March 15, 2022, Work Medical Technology Group Limited (“Work BVI”) was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company;

●	on April 19, 2022, Work Medical Technology Group (China) Limited (“Work Medical Technology” or “Work HK”) was incorporated in Hong Kong as a wholly owned subsidiary of Work BVI;

●	on April 28, 2022, Work Age (Hangzhou) Medical Treatment Technology Co., Ltd. (“WFOE” or “Work Age”) was established as a wholly owned subsidiary of Work HK in the PRC; and

●	on May 6, 2022, WFOE acquired 100% equity interest of Work Hangzhou.

On February 21, 2022, Hangzhou Shanyou entered into a share purchase agreement to purchase 60% equity shares of Hangzhou Hanshi Medical Equipment Co., Ltd. (“Hangzhou Hanshi”) from Baiming Yu. Since both Hangzhou Shanyou and Hangzhou Hanshi are under the common control immediately before and after the merger, this transaction was accounted for as a common control merger using merger accounting as if the Reorganization had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of Hangzhou Hanshi are recorded at carrying value.

Immediately before and after share issuances and transfer of Work Cayman, Work Hangzhou acquired Hangzhou Shanyou, and WFOE acquired Work Hangzhou. The ultimate shareholders in these entities, who are Baiming Yu and his spouse, Liwei Zhang, did not change. Accordingly, the Reorganization has been treated as a corporate restructuring of entities under common control. Thus, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and the entities are presented on a combined basis for all periods to which such entities were under common control.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The unaudited condensed consolidated financial statements reflect the activities of the Group and each of the following entities:

Name	Date of incorporation/acquisition	Place of incorporation	Percentage of effective ownership	Principal activities
Subsidiaries
Work BVI	March 15, 2022	British Virgin Islands (“BVI”)	100% owned by Work Cayman	Investment holding
Work Medical Technology	April 19, 2022	Hong Kong	100% owned by Work BVI	Investment holding
Work Age	April 28, 2022	PRC	100% owned by Work Medical Technology	Investment holding
Work Hangzhou	November 10, 2021	PRC	100% owned by Work Age	Investment holding
Hangzhou Shanyou	April 29, 2002	PRC	95% owned by Work Hangzhou	Produce and sale of medical consumables
Hangzhou Hanshi	July 22, 2019	PRC	60% owned by Hangzhou Shanyou	Sale of medical consumables
Shanghai Saitumofei Medical Treatment Technology Co., Ltd. (“Shanghai Saitumofei”)*	July 27, 2022	PRC	44.2017% owned by Work Hangzhou	Sale of medical consumable
Hunan Saitumofei Medical Treatment Technology Co., Ltd (“Hunan Saitumofei”)*	July 27, 2022	PRC	100% owned by Shanghai Saitumofei	Sale of medical consumables
Hangzhou Woli Medical Treatment Technology Co., Ltd (“Hangzhou Woli”)	July 22, 2022	PRC	100% owned by Work Hangzhou	Sale of medical consumables
Shanghai Chuqiang Medical Equipment Co., Ltd. (“Shanghai Chuqiang”)	March 12, 2018	PRC	100% owned by Hangzhou Shanyou	Sale of medical consumables
Hangzhou Youshunhe Technology Co., Ltd. (“Hangzhou Youshunhe”)	February 27, 2023	PRC	51% owned by Hangzhou Shanyou	Sale of medical consumables
Huangshan Saitumofei Medical Treatment Technology Co., Ltd.*	April 30, 2024	PRC	100% owned by Shanghai Saitumofei	Research and development

*

On July 27, 2022, Work Hangzhou acquired 51% of the shares of Shanghai Saitumofei for a cash consideration of RMB100,000. Since then, Shanghai Saitumofei has become a subsidiary of the Group.

On May 24, 2024, Work Hangzhou and the other original shareholders of Shanghai Saitumofei (collectively, the “Original Shareholders”) entered into a Capital Injection Agreement with Tunxi District Huangshan City Leading Industry Incubation Fund Ltd. (“Huangshan Fund”). According to the agreement, Huangshan Fund agreed to invest RMB20 million in cash to obtain 13.33% newly issued shares of Shanghai Saitumofei. Following the capital investment by Huangshan Fund, the Group’s ownership interest in Shanghai Saitumofei was diluted to 44.2017%. However, on May 24, 2024, the Original Shareholders entered into a concerted action agreement (the “Concerted Action Agreement”), to ensure that the Group retains majority voting rights (collectively 86.67%) in Shanghai Saitumofei. Under the Concerted Action Agreement, if the Original Shareholders cannot reach a consensus, Work Hangzhou’s opinion shall prevail. The Concerted Action Agreement has no fixed term and is irrevocable unless all parties consent unanimously. As a result, the Group is still required to consolidate Shanghai Saitumofei in the reporting entity in the scope of ASC 810 Consolidation.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the unaudited condensed consolidated financial statements of the Company and its subsidiaries. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s September 30, 2024 audited financial statements. The results of operations for the period ended March 31, 2025 are not necessarily indicative of the operating results for the full year.

All inter-company balances and transactions are eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

(b)	Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for credit losses.

Accounts receivable are recognized in the period when the Group has provided goods to its customers and when its right to consideration is unconditional. On October 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments - Credit Losses (Accounting Standards Codification (“ASC”) Topic 326): Measurement on Credit Losses on Financial Instruments,” including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, subsequent collection, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, creditworthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(c)	Advance to suppliers

Advance to suppliers refers to advances for purchase of materials and trading products, which is applied against accounts payable when the materials or trading products are received. The Group reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. Advance to suppliers as of March 31, 2025 and September 30, 2024 primarily consisted of prepayments for purchasing raw materials and trading products.

(d)	Government subsidies

Government subsidies are recognized as other income when received and all the conditions for their receipt have been met. The government subsidies were paid by cash and have no defined rules and regulations to govern the criteria necessary for the Group to enjoy the benefits.

For the six months ended March 31, 2025 and 2024, the Group received government subsidies of $1,536,455 and $345,245, respectively.

(e)	Revenue recognition

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, the Group recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those services, reduced by value-added tax (“VAT”). Net revenues are presented net of tax and surcharges. The following five steps are applied to achieve that core principle:

Step 1:	Identify the contract with the customer

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

Revenue from sales of self-manufactured masks and medical devices

The Group sells products to different distributor customers and direct-end user customers, primarily of sales of self-manufactured masks and medical devices. The Group does not accept returns of products or offer refunds for its customers after the expiration of quality objection periods. The Group usually offers a seven-day quality objection period and any quality deficiencies are determined by the testing of a third-party institution.

The Group grants credit sales for customers and the credit period varies among different customers. The Group normally grants the customers 30 to 180 days to complete their payments after the credit sales, and the length of the credit period is dependent on the customer’s creditworthiness and its transaction experience with the Group. The Group makes its judgment taking all of the facts and circumstances into account, including the PRC subsidiaries’ customary business practices and the knowledge of the customer, in determining whether it is probable that the PRC subsidiaries will collect substantially all of the consideration to which they will be entitled in exchange for the goods or services that the PRC subsidiaries expect to transfer to the customer.

The Group identifies one performance obligation in this business, which is to transfer control of a product to a distributor customer or direct-end user customer upon delivery of the product to the designated place. The revenue is recognized at a point in time when the Group satisfies the performance obligation by transferring the control of the promised product to distributor customers or direct-end user customers. The Group presents the revenue generated from its sales of products on a gross basis as the Group acts as a principal.

Revenue from commodity trading

The Group identifies one performance obligation in commodity trading, which is to transfer control of a product to a customer upon delivery of the product to the designated place. Revenue from commodity trading is recognized on a net basis or gross basis based on whether the Group arranges the provision of products through third parties and control the specified products provided by the third parties before that products are transferred to the customers. The revenue is recognized at a point in time when the Group satisfies performance obligations by arranging the transfer of a promised product to a customer. When the Group acted as an agent, the revenue is measured at fixed consideration which is determined as the difference between the sales price that the Group expects to receive in exchange for arranging promised products to the customer and the settlement price with the third-party suppliers. When the Group acted as a principal, the revenue is measured at fixed consideration which is the sales price that the Group expects to receive in exchange for arranging promised products.

Shipping and handling activities are considered to be fulfilment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Group’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant.

Geographic information

The following table disaggregates the Group’s revenue by geographic market for the six months ended March 31, 2025 and 2024:

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
China domestic market	$3,829,374	$4,630,186
Overseas market	714,211	678,909
Net revenue	$4,543,585	$5,309,095

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue by product categories

The following table disaggregates the Group’s revenue product categories for the six months ended March 31, 2025 and 2024:

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Medical devices(1)	$4,196,880	$4,564,468
Masks	309,962	566,549
Commodity trading(2)	36,743	178,078
Net revenue	$4,543,585	$5,309,095

(1)	Medical devices are mainly anesthesia & respiratory consumables.

(2)	The commodities traded primarily consist of protective clothing, waterproof goggles, protective foot covers, and raw materials of masks and medical devices.

Contract balances

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized within the related accounts receivable.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for goods in advance of revenue recognition and is recognized as revenue when all the Group’s revenue recognition criteria are met. The Group’s deferred revenue was $1,166,530 and $625,326 as of March 31, 2025 and September 30, 2024, respectively. During the six months ended March 31, 2025 and 2024, the Group recognized $151,394 and $122,565 that was included in deferred revenue balance at September 30, 2024 and 2023, respectively.

Other than deferred revenue, the Group had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheets as of March 31, 2025 and September 30, 2024.

Contract costs

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. For the six months ended March 31, 2025 and 2024, the Group did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

(e)	Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The purpose of the amendment is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of adoption of this standard on its unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. The ASU 2024-03 is effective for annual periods in fiscal years beginning after December 15, 2026, and interim periods thereafter. Early adoption is permitted. The ASU 2024-03 applies on a prospective basis for periods beginning after the effective date. However, retrospective application to any or all prior periods presented is permitted. The Group is currently evaluating the impact of adoption of this standard on its unaudited condensed consolidated financial statements.

Recent accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial position, results of operations, cash flows or disclosures.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Accounts receivable	$1,798,917	$2,652,596
Allowance for credit loss	(922,243)	(1,003,799)
Accounts receivable, net	$876,674	$1,648,797

A credit loss of $32,370 and $81,616 was recorded for the six months ended March 31, 2025 and 2024, respectively. The Group recorded a reversal of credit loss of $81,026 and $166,220 for the six months ended March 31, 2025 and 2024, respectively.

	For the Six Months Ended March 31, 2025	For the Six Months Ended March 31, 2024
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$1,003,799	$1,011,601
Current period addition	32,370	81,616
Write-off	-	-
Reversal	(81,026)	(166,220)
Foreign currency translation adjustment	(32,900)	10,769
Balance at the end of the period	$922,243	$937,766

4.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Work in progress	$1,590,585	$1,463,866
Finished goods	1,079,971	1,366,573
Raw materials	521,943	605,154
Less: impairment	216,577	251,642
Inventories, net	$2,975,922	$3,183,951

Impairment provided for the inventories was $62,892 and nil for the six months ended March 31, 2025 and 2024, respectively.

	For the Six Months Ended March 31, 2025	For the Six Months Ended March 31, 2024
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$251,642	$241,288
Current period addition	62,892	-
Reduction	(89,761)	(154,188)
Foreign currency translation adjustment	(8,196)	2,825
Balance at the end of the period	$216,577	$89,925

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

5.	LOANS TO THIRD PARTIES, NET

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Loans to third parties(1)	$5,087,837	$1,232,268
Provision of credit losses	(201,271)	(289,638)
Loans to third parties, net	$4,886,566	$942,630

(1)	The balance mainly represented interest-bearing loans to Hangzhou Bota Commercial Co. Ltd. (“Hangzhou Bota”), Elefun Group Co., Ltd. (“Elefun Group”) and Hong Kong Mylar Industrial Ltd. (“Mylar Industrial”).

On July 26, 2024, the Group entered into an agreement with Hangzhou Bota, to extend a loan of RMB6,000,000 (approximately $826,822) with an annualized interest rate of 3.92%, with a maturity date on July 19, 2025. The loan was repaid in full as of the date of issuance of this report.

On September 28, 2024, the Group entered into an agreement with Elefun Group, to provide a borrowing facility of $5,000,000, available during the period from October 1, 2024 to September 30, 2025, with an annualized interest rate of 5.00%. Elefun Group drew down $2,500,000 and $1,700,000 on October 7, 2024 and October 14, 2024, respectively. Repayments of $150,000 and $640,000 were made on February 25, 2025 and March 31, 2025, respectively. The remaining outstanding balance was subsequently repaid in full as of the date of issuance of this report.

On October 6, 2024, the Group entered into an agreement with Mylar Industrial, to provide a borrowing facility of $500,000, available during the period from October 6, 2024 to October 6, 2025, with an annualized interest rate of 6.00%. Mylar Industrial drew down $500,000 on October 7, 2024, which was subsequently repaid in full as of the date of issuance of this report.

The remaining loans to several third parties for their daily operations are due within one year or on demand.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Prepaid expenses(1)	188,099	143,604
Receivables from third parties(2)	105,520	593,327
Others	55,756	90,854
Provision of credit losses	(135,381)	(137,713)
Total prepaid expenses and other current assets, net	$213,994	$690,072

(1)	The balance represented the unamortized portion of prepayments made to certain service providers of the Group for their daily operations, which was expected to amortize over a period of less than 12 months.

(2)	The balance represented receivables from the disposal of equipment to several third parties and other miscellaneous receivables from third parties. Receivables from the disposal of equipment were collected in full during the six months ended March 31, 2025.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Property and buildings	$11,213,992	$11,606,914
Machinery and equipment	5,311,046	5,367,205
Vehicle	211,132	218,326
Office and electric equipment	143,895	143,481
Buildings improvement	311,871	309,994
Subtotal	17,191,936	17,645,920
Less: impairment	884,808	914,955
Less: accumulated depreciation	5,478,403	5,358,480
Property, plant and equipment, net	$10,828,725	$11,372,485

Depreciation expenses were $297,541 and $676,818 for the six months ended March 31, 2025 and 2024, respectively.

No impairment was recognized for the six months ended March 31, 2025 and 2024.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Land use rights	$983,839	$1,017,360
Digital factory operation management system	166,180	171,842
Patent	138,549	143,270
Mask customization system	36,979	38,239
Subtotal	1,325,547	1,370,711
Less: accumulated amortization	349,925	326,649
Intangible assets, net	$975,622	$1,044,062

Amortization expenses were $34,160 and $31,481 for the six months ended March 31, 2025 and 2024, respectively.

The following table presents future amortization as of March 31, 2025:

Amount
For the remainder of the year ending September 30, 2025	$34,038
Year ending September 30,
2026	68,077
2027	62,335
2028	52,146
2029	48,543
Thereafter	710,483
$975,622

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Other taxes payable	$1,829,586	$1,862,661
Payroll payable	358,347	231,113
Other payable	627,352	914,127
Total accrued expenses and other liabilities	$2,815,285	$3,007,901

10.	TAXATION

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, since September 1, 2018, under the two-tiered profits tax rate regime, the profits tax rate for the first HKD2 million of assessable profits has been lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. Work HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

The Group’s subsidiaries in mainland China are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group’s operation in mainland China was 25% with the following exceptions.

Hangzhou Shanyou was qualified as a “high and new technology enterprise strongly supported by the State” in November 2017, which status was renewed in December 2023, and, thus, entitles Hangzhou Shanyou to an EIT rate of 15% for the three-year period expiring on December 8, 2026.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to a reduced tax rate of 20%. For the six months ended March 31, 2025, the Group has eight qualified small and low-profit enterprises in PRC, and thus they were eligible for the above reduced tax rate of 20%.

The income tax provision consisted of the following:

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Current income tax expense	$(5,281)	$(47,834)
Deferred income tax benefit	97,032	27,784
Total income tax benefit (expense)	$91,751	$(20,050)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
(Loss) income before income tax expense	$(121,176)	$254,904
Income tax expense computed at statutory EIT rate of 25%	(30,294)	63,725
Reconciling items:
Effect of preferred tax rate	(18,473)	(30,817)
Additional deduction for R&D expenses	(37,962)	(26,817)
Change in valuation allowance	(9,103)	3,357
Tax effect of non-deductible items	4,081	10,602
Income tax (benefit) expense	$(91,751)	$20,050
Effective tax rate	75.72%	7.87%

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

10.	TAXATION (cont.)

Deferred tax assets/liabilities

As of March 31, 2025 and September 30, 2024, the significant components of the deferred tax assets and deferred tax liabilities are summarized below:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Deferred tax assets:
Allowance for credit loss	$198,005	$213,390
Inventories write-down	32,487	37,746
Lease Liabilities	1,304	-
Net operating loss carry forwards	66,563	78,210
Deferred tax assets, gross	298,359	329,346
Less: valuation allowance	(66,563)	(78,210)
Deferred tax assets, net	$231,796	$251,136
Deferred tax liabilities:
Right-of-use assets	1,304	-
Depreciation*	24,610	138,220
Deferred tax liabilities	25,914	138,220
Net deferred tax assets	$205,882	$112,916

*	The PRC income tax laws and regulations allow the Group to deduct certain machinery and equipment’s depreciation once for all at the time of purchase which is in excess of the related depreciation under accounting.

As of March 31, 2025, the Group had net operating loss carry forwards available to offset future taxable income, shown below:

Expiration year	Amount
2034	$66,563

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and September 30, 2024, the Group did not have any significant unrecognized uncertain tax positions.

11.	SHORT-TERM BANK BORROWINGS

As of March 31, 2025 and September 30, 2024, summary of short-term bank borrowings is as follows:

	Annual interest rate	Maturity date	March 31, 2025 (Unaudited)	September 30, 2024
Bank of Jiangsu	4.05%	September 2025	413,411	427,497
		Subtotal	$413,411	$427,497
Xiaoshan Rural Commercial Bank*	4.50%	August 2025	3,376,190	3,491,222
Xiaoshan Rural Commercial Bank*	4.40%	August 2025	1,102,429	1,139,991
Xiaoshan Rural Commercial Bank*	4.20%	August 2025	689,018	712,494
Xiaoshan Rural Commercial Bank*	4.20%	July 2025	689,018	712,494
		Subtotal	$5,856,655	$6,056,201
China CITIC Bank**	3.70%	July 2025	826,822	854,993
China CITIC Bank***	4.00%	June 2025	5,787,757	-
China CITIC Bank	4.20%	December 2024	-	5,984,952
		Subtotal	$6,614,579	$6,839,945
		Total	$12,884,645	$13,323,643

Interest expenses were $286,827 and $253,691 for the six months ended March 31, 2025 and 2024, respectively. The weighted average interest rates of borrowings outstanding were 4.17% and 4.40% per annum as of March 31, 2025, and 2024, respectively.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11.	SHORT-TERM BANK BORROWINGS (cont.)

*	The borrowings from Xiaoshan Rural Commercial Bank were secured by the Group’s equipment and buildings and guaranteed by Huiyu Holdings Group Co., Ltd., a related party of the Group. The Group fully repaid the borrowing in August 2025.

**	The borrowing from China CITIC Bank was guaranteed by Baiming Yu. The Group fully repaid the borrowing in July 2025.

***	The borrowings from China CITIC Bank were secured by Shuang Wu’s building. These borrowings were fully repaid on June 6, 2025.

12.	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Baiming Yu	COO, Director and a significant shareholder of the Group
b	Liwei Zhang	A significant shareholder of the Group and the spouse of Baiming Yu
c	Huiyu Chuanggu (Hangzhou) Equity Investment Fund Co., Ltd. (“Huiyu Chuanggu”)	Shuang Wu acted as the executive director and owned 30% equity interests of this related party
d	Shuang Wu	CEO, Director, and Chairman of the Board of Directors
e	Hangzhou Shuige Technology Co., Ltd (“Hangzhou Shuige”)	55% equity interests owned by Baiming Yu
f	Hangzhou Qingniu Medical Instrument Co., Ltd (“Hangzhou Qingniu”)	Owned by immediate family member of Baiming Yu
g	Hangzhou Xiaoshan Ance Building Materials Firm (“Xiaoshan Ance”)	Owned by Liwei Zhang
h	Ming Zhao	The Supervisor of Shanghai Saitumofei
i	Qijia Yu	Immediate family member of Baiming Yu

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Hangzhou Qingniu(1)	$840,535	$855,618
Huiyu Chuanggu(2)	297,549	-
Baiming Yu(1)	159,232	-
Hangzhou Shuige(1)	79,926	421,092
Shuang Wu(3)	-	1,424,989
Qijia Yu(4)	-	5,437
Total	$1,377,242	$2,707,136

(1)	The balance represents an interest-free loan to the related party, which is repayable on demand, and includes minor sales transactions. The outstanding loan to Baiming Yu was fully repaid on July 21, 2025.

(2)	The balance represents the advance payment made by the Group to Huiyu Chuanggu for its management consulting service fee.

(3)	The balance represents advances made to the related party for the Group’s daily operational purposes, and reimbursement from the related party for the Group’s operational expenses.

(4)	The balance represents advances made to the related party for the Group’s daily operational purposes, and reimbursement from the related parties for the Group’s operational expenses.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12.	RELATED PARTY TRANSACTIONS (cont.)

Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	As March 31, 2025	As of September 30, 2024
	(Unaudited)
Xiaoshan Ance(1)	$137,804	$142,499
Ming Zhao(3)	4,068	4,207
Huiyu Chuanggu(2)	-	1,064,916
Baiming Yu(3)	-	5,820
Total	$141,872	$1,217,442

(1)	The balance represents interest-free loans from the related party, which are due on demand.

(2)	The balance represents the payment on behalf of the Group for its daily operations and the IPO costs, including legal fees and accounting fees.

(3)	The balance represents an advance from this related party for the Group’s daily operations, which is interest-free and has no fixed repayment term.

Related party transactions

	For the six months ended March 31,
Nature	2025 (Unaudited)	2024 (Unaudited)
Loan to Hangzhou Shuige(1)	$107,872	$-
Repayment from Hangzhou Shuige(1)	436,336	-
Loan from Hangzhou Shuige(2)	-	416,297
Repayment to Hangzhou Shuige(2)	-	425,318
Loan to Liwei Zhang(3)	-	277,531
Repayment from Liwei Zhang(3)	-	288,854
Repayment from Baiming Yu(4)	-	691,872
Loan from Baiming Yu(2)	-	9,372
Loan to Baiming Yu(1)	161,853	-
Sales to Baiming Yu(5)	3,184	-
Sales to Hangzhou Qingniu(5)	34,708	233,109
Loan to Hangzhou Qingniu(1)	74,681	2,708,432
Repayment from Hangzhou Qingniu(1&5)	98,490	4,023,255
Purchase from Hangzhou Qingniu(6)	2,254	24,236
Loan to Shuang Wu(1)	628,294	-
Repayment from Shuang Wu(7)	2,011,267	769,039
Reimbursement from Shuang Wu(7)	-	17,681
Loan from Shuang Wu(2)	380,863	-
Repayment to Shuang Wu(2)	364,329	-
Advance to Huiyu Chuanggu(7)	782,654	447,796
Reimbursement from Huiyu Chuanggu(7)	-	1,704,757
Management service fee to Huiyu Chuanggu(8)	484,040	-
Repayment to Huiyu Chuanggu for IPO costs paid on behalf of the Group (2)	1,033,517	-
Advance to Qijia Yu(4)	2,074	1,388
Reimbursement from Qijia Yu(4)	492	69
Loan to Hangzhou Qingniu(1)

(1)	These consisted of the Group’s interest-free loans, which are due on demand, to the related parties for their daily operations and repayment from the related parties.

(2)	These consisted of the Group’s interest-free loans, which are due on demand, from the related parties for the Group’s daily operations or a portion of the IPO costs, including legal fees and accounting fees, and repayment to the related parties.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12.	RELATED PARTY TRANSACTIONS (cont.)

(3)	This consisted of the Group’s interest-free loan, which is due on demand, to this related party and repayment from this related party.

(4)	This consisted of the advances, which are interest-free and due on demand, made to the related parties for the Group’s daily operational purposes, and repayment and reimbursement from the related parties.

(5)	These consisted of the receivables for selling medical consumables to the related parties and repayment from the related parties.

(6)	This consisted of the payable for purchase of materials from the related party.

(7)	These include: (i) repayments of borrowings from related parties for the Group’s daily operations; and (ii) prepayments for management services of financial administration, financial statement analysis, and financial planning advice.

(8)	This represented management service fee charged by the related party.

13.	ORDINARY SHARES

Ordinary Shares

The Company was established as an exempted company under the laws of Cayman Islands on March 1, 2022. The authorized number of ordinary shares was 50,000 with par value of $1 per share. The Company issued 50,000 shares to the shareholders at par value $1 per share.

On April 6, 2023, the shareholders of the Company unanimously passed resolutions effecting the subdivision of the Company’s authorized and issued share capital and the adoption of the amended and restated memorandum of association, pursuant to which, (1) the Company effectuated a 1:2000 share subdivision, whereupon the Company’s authorized share capital was amended from $50,000 divided into 50,000 shares of par value $1.00 each to $50,000 divided into 100,000,000 ordinary shares of par value $0.0005 each; and (2) immediately after the share subdivision, the shareholders voluntarily surrendered, on a pro rata basis, a total of 87,500,000 ordinary shares of a par value of $0.0005 each, after which, the Company had an aggregate of 12,500,000 ordinary shares issued and outstanding.

On August 26, 2024 and August 29, 2024, the Company closed its IPO and the sale of the over-allotment shares, respectively. The Company issued and sold a total of 2,091,942 ordinary shares, including 91,942 shares pursuant to the underwriter’s exercise of its over-allotment option, at a price of $4.00 per share. The Company received net proceeds from the IPO of approximately $5,404,654, after deducting underwriting discounts and other related expenses, and reimbursing its PRC subsidiaries certain for expenses they had advanced in connection with the IPO.

On February 5, 2025, at the 2024 annual general meeting of shareholders (the “AGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; (ii) re-designate and re-classify the Company’s authorized share capital; and (iii) adopt amended and restated memorandum and articles of association to reflect the share capital increase, the share re-designation and re-classification, and the terms of the re-designated and re-classified shares of the Company. As a result, immediately following the AGM, the Company’s authorized share capital was increased, and re-designated and re-classified from $50,000 divided into 100,000,000 ordinary shares of par value $0.0005 each to $250,000 divided into 400,000,000 Class A ordinary shares of par value $0.0005 each (each, a “Class A ordinary share,” and, collectively, the “Class A ordinary shares”), with each Class A ordinary share entitled to one vote, and 100,000,000 Class B ordinary shares of par value $0.0005 each (each, a “Class B ordinary share,” and, collectively, the “Class B ordinary shares”), with each Class B ordinary share entitled to 20 votes. Class A ordinary shares and Class B ordinary shares shall have equal dividend rights. Subject to the share capital re-designation, on April 8, 2025, the Company issued an aggregate of 7,592,500 Class B ordinary shares to three shareholders, and repurchased an equivalent number of Class A ordinary shares from such shareholders.

Subscription receivable

As of March 31, 2025 and September 30, 2024, subscription receivable on the consolidated balance sheets represented the unrecovered consideration of 12,500,000 Class A ordinary shares issued by the Company.

14.	STATUTORY SURPLUS RESERVES AND RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves.

The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of our subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of March 31, 2025 and September 30, 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s subsidiaries, that are included in the consolidated net assets were $1,023,348 and $984,743, respectively.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer that accounted 10% or more of the Group’s total revenue for the six months ended March 31, 2025 and 2024.

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Percentage of the Group’s total accounts receivable
Customer A	14%	*
Customer B	13%	*
Customer C	-	24%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchases:

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Percentage of the Group’s total purchase
Supplier A	14%	*
Supplier B	11%	*
Supplier C	-	15%
Supplier D	-	11%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total advance to suppliers:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Percentage of the Group’s advance to
Supplier E	25%	33%
Supplier F	22%	15%
Supplier G	14%	-
Supplier H	*	18%

*	Represent percentage less than 10%

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

16.	COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2025 and September 30, 2024, the Group has no material purchase commitments or significant leases.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these unaudited condensed consolidated financial statements.

17.	SUBSEQUENT EVENTS

On May 30, 2025 and June 5, 2025, the Group borrowed $1,929,252 (RMB14,000,000) and $3,858,503 (RMB 28,000,000), respectively, from China CITIC Bank. The Group fully repaid these borrowings in June 2025.

On May 22, 2025, the Group closed its underwritten follow-on offering and sale of 10,000,000 Ordinary Units, with each Ordinary Unit consisting of (i) one Class A ordinary share, (ii) one Series A warrant to purchase one Class A ordinary share, and (iii) one Series B warrant to purchase one Class A ordinary share. The Ordinary Unit was priced at $0.50 per unit. The Group generated gross proceeds of $5,000,000, before deducting underwriting discounts, non-accountable expense allowance, and offering expenses payable by the Group.

In April 2025, the Group entered into a non-binding letter of intent (“LOI”) with the shareholders of a third-party business to explore a potential acquisition opportunity. The LOI contemplates that, subject to completion of due diligence, negotiation and execution of a definitive agreement, satisfaction of customary closing conditions, and required approvals, the Group may acquire the target business for a purchase price to be determined, with a refundable advance deposit of USD9.11 million applied toward the purchase price if the transaction proceeds. If the transaction does not close, the deposit will be fully refunded.

In accordance with the counterparty’s payment arrangements, the deposit was processed through the Group’s Chief Executive Officer, acting solely as an intermediary, with the funds provided directly by the Group. The contemplated transaction remains at a preliminary stage, and there can be no assurance that a definitive agreement will be entered into or that the proposed acquisition will be consummated. Those provisions of the LOI that set forth the terms of the proposed transaction, including the contemplated consideration, are non-binding. The Group’s management has evaluated the arrangement and determined the deposit is fully recoverable under the current terms.

The Group has evaluated subsequent events from March 31, 2025 and as of August 25, 2025, and did not identify any subsequent events except those disclosed above that would have material financial impact or that required adjustment of the Group’s unaudited condensed consolidated financial statements.